02045874



**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

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# FORM 6-K

**Report of Foreign Private Issuer**

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 11, 2002

**Companhia Siderúrgica Nacional**
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains an English translation of a "Fato Relevante" acknowledging that the registrant has been conducting negotiations with Corus Group plc.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________
Name: Otávio de Garcia Lazcano
Title: Principal Financial Officer

Dated: July 11, 2002

## IMPORTANT FACT

In compliance with Official Letter CVM/SEP/GEA-2/No.371/2002, of July 10, 2002, **COMPANHIA SIDERÚRGICA NACIONAL**, a business corporation, with headquarters situated at Rua Lauro Müller, 116, 36th floor and suites 3402 and 3702, in the city of Rio de Janeiro - RJ, registered in the National Roll of Legal Entities – CNPJ – under No. 33.042.730.0001-04, hereby explains that, pursuant to its published internationalization strategy, it has held discussion with Corus Group plc, a metallurgic group with headquarters in London, England ("Corus"), aiming to a possible combination of the operations. No contract has been executed yet between CSN and Corus for such purpose. If, however, at a certain moment, these negotiations are successful, we will timely inform the market.

Rio de Janeiro, July 10, 2002

Antonio Mary Ulrich
Executive Officer of Investor Relations